02 MAY 16 AM 10:03

Direct tel: +44 (0) 208 967 4108
Direct fax: +44 (0) 208 967 1334
E-mail: Judith.George@tnsofres.com
File Ref: 82-4668v

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.,
Washington, DC 20549
United States
BY DHL

02034073

PROCESSED
MAY 29 2002
THOMSON
FINANCIAL

14th May 2002

SUPPL

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of 12g3-2b please find enclosed:-

Press Release Announcement - "TNS extends operations in Greece".

Please acknowledge safe receipt by date-stamping and returning a copy of this letter to me. My fax number is 44 (0) 208 967 1334.

Yours faithfully

Judith George
Assistant Company Secretary

dlw 5/21

Encls.

cc. Zafar Aziz, Bank of New York (London) – 020 7964 6028
Robert Goad, Bank of New York (US)- 001 646 885 3043

f:\users\legal\cherylg\linda\press release greece std letter 14-05-02.doc

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

For release at 07.00 **13 May 2002**

Taylor Nelson Sofres extends operations in Greece

Taylor Nelson Sofres, a world leader in market information, is entering into a joint venture with one of Greece's leading information and consulting services companies, ICAP A.E.

The joint venture company, to be known as TNS ICAP A.E., will provide market information to clients in sectors including Consumer, Telecoms, Automotive, Banking and Finance.

TNS ICAP will benefit from ICAP's strong market position in Greece and the Balkan region and from its in-depth local knowledge and expertise in business-to-business solutions. Taylor Nelson Sofres will enter into a licensing agreement with the joint venture, allowing TNS ICAP to use the group's Branded Solutions in the Greek market.

TNS ICAP will have 22 full time employees and its main office will be in Athens. ICAP's existing clients include McDonalds, Vodaphone, Bank of Greece, Commercial Bank of Greece and Alpha Bank.

Taylor Nelson Sofres will have a 51 per cent holding in the new company, with the balance being controlled by ICAP, which is putting its research division into the joint venture.
The Managing Director of the joint venture will be Helena Chari, who currently heads ICAP's market research division. In 2001, the turnover of the division was approximately Euro 1.3 million. It is anticipated that the new joint venture company will be established by the end of June 2002.

Taylor Nelson Sofres currently participates in television audience measurement in Greece and that business will continue to operate separately.

Commenting on this new venture, Mike Kirkham, Chief Executive of Taylor Nelson Sofres, said: "Until today, our activities in Greece have focused only on TV audience measurement; now we have the opportunity to extend them more widely. ICAP has developed a good market information business, which in future will have the advantage of being part of an international, specialist market information group."

Taylor Nelson Sofres plc
Westgate, London W5 1UA
Tel: +44 (0) 20 8967 0007 Fax: +44 (0) 20 8967 4060
Internet : http://www.tnsofres.com

Registered in England No. 912624

Dimitris L Maniatakis, Managing Director of ICAP, added "Taylor Nelson Sofres was a clear choice as our partner for the future. We will benefit from access to Taylor Nelson Sofres' extensive global network and the ability to offer our clients an enhanced range of services and market-leading Branded Solutions."

For further information, please contact:

Mike Kirkham, Chief Executive	+44 (0)20 8967 4022
Janis Parks, Investor Relations Manager	+44 (0)20 8967 1584
Margaret George, Citigate Dewe Rogerson	+44 (0)20 7638 9571

Email to: **Janis.Parks@tnsofres.com**

Note to editors

About Taylor Nelson Sofres

Through its international network of 230 offices in more than 50 countries, Taylor Nelson Sofres provides market information services in over 80 countries to national and multi-national organisations. It is ranked as the fourth largest market information group in the world. Further information on Taylor Nelson Sofres is available from the corporate website: www.tnsofres.com

About ICAP

ICAP is the largest financial information and consulting services company in Greece. With the biggest data bank of commercial and financial information, together with its range of consulting services, ICAP offers integrated products and services covering the needs of business information, organisation and management, development, market research and human resources services. ICAP also operates the largest database in the Balkans. Key shareholders of ICAP are Alpha Bank, Greece´s largest privately owned bank, Commercial Bank, Greece´s second largest publicly owned bank, and COFACE, one of the world´s largest export credit insurers and financial information companies. Further information on ICAP is available from the corporate website: www.icap.gr